UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*


MOLECULAR INSIGHT PHARMACERUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


60852M104
(CUSIP Number)


March 2,2011
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	o Rule 13d-1(b)
X Rule 13d-1(c)
o     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.

13G
CUSIP No. 60852M104

Page 3 of 12

1.	Names of Reporting Persons.

Savitr Capital, LLC

I.R.S. Identification Nos. of above persons (entities only)

66-0705618

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) o
(b) X

3.  SEC Use Only
4. Citizenship or Place of Organization

United States of America


   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power      -0-


6.  Shared Voting Power     2,664,563


7.  Sole Dispositive Power     -0-


8.  Shared Dispositive Power     2,664,563


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,664,563



10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
o
11. Percent of Class Represented by Amount in Row (11)
10.85% based on 25,268,327 shares outstanding as of November 4,
2009

12. Type of Reporting Person (See Instructions)
IA, OO


CUSIP No. 60852M104

Page 4 of 12

1.	 Names of Reporting Persons.

Beaver Creek Fund, Ltd

I.R.S. Identification Nos. of above persons (entities only)

13-26559998


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) o
(b) X

3.  SEC Use Only
4.	Citizenship or Place of Organization

Cayman Islands


   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power      -0-


6.  Shared Voting Power     2,664,563

7.  Sole Dispositive Power     -0-


8.  Shared Dispositive Power     2,664,563


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,664,563

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
o
11. Percent of Class Represented by Amount in Row (11)
10.85% based on 25,268,327 shares outstanding as of November 4,
2009

12. Type of Reporting Person (See Instructions)
OO


CUSIP No. 60852M104

Page 4 of 12

2.	 Names of Reporting Persons.

Beaver Creek Intermediate Fund, Ltd

I.R.S. Identification Nos. of above persons (entities only)

98-0572835


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) o
(b) X

3.  SEC Use Only
5.	Citizenship or Place of Organization

Cayman Islands


   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power      -0-


6.  Shared Voting Power     2,664,563


7.  Sole Dispositive Power     -0-


8.  Shared Dispositive Power     2,664,563


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,664,563

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
o
11. Percent of Class Represented by Amount in Row (11)
10.85% based on 25,268,327 shares outstanding as of November 4,
2009

12. Type of Reporting Person (See Instructions)
OO



CUSIP No. 60852M104

Page 5 of 12

3.	 Names of Reporting Persons.

Andrew R. Midler

I.R.S. Identification Nos. of above persons (entities only)

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) o
(b) X

3.  SEC Use Only
   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power      -0-


6.  Shared Voting Power     2,664,563


7.  Sole Dispositive Power     -0-


8.  Shared Dispositive Power     2,664,563


9.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,664,563

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
o
11. Percent of Class Represented by Amount in Row (11)
10.85% based on 25,268,327 shares outstanding as of November 4,
2009

12. Type of Reporting Person (See Instructions)
IN



13G
CUSIP No. 60852M104

ITEM 1.
      (a) Name of Issuer:
      	Molecular Insight Pharmaceuticals, Inc. (the ?Issuer?)

      (b) Address of Issuer's Principal Executive Offices:
      	160 Second Street, Cambridge, MA 02142

ITEM 2.
      (a) Name of Person Filing:
      	(i) 	  Savitr Capital, LLC (?Savitr?)

(ii)	Beaver Creek Fund, Ltd (?Beaver Creek?)

(iii)  Beaver Creek Intermediate Fund, Ltd. (?BCI?)

      	(iv)   Andrew R. Midler (?Mr. Midler?)

      (b) Address of Principal Business Office, or if None,
Residence:
      	The address of the principal business office of each of the Reporting Persons is One Market Plaza, Steuart Tower, Ste
1400, San Francisco, CA 94105

      (c) Citizenship:
      	(i)	  Savitr is a United States limited liability
company;

      	(ii)	  Beaver Creek is a Cayman Island limited
company;

      (iii)  BCI is a Cayman Island limited company;


      	(iv) Mr. Midler is a citizen of the United States of America

      (d) Title of Class of Securities:
      	Common Stock

      (e) CUSIP Number:
      	60852M104

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)
OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	This Item 3 is not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:
      	As of December 31, 2009, each of Savitr, Beaver Creek, BCI and Mr. Midler may be deemed to be the beneficial owner of 2,664,563 Shares

      (b) Percent of class:
      	The number of Shares which each of Savitr, Beaver
Creek, BCI and Mr. Midler mayb e deemed to be the beneficial owner constitutes approximately 10.85% of the total number of Shares outstanding (based upon information provided by the Issuer its most recent filed quarterly report on Form 10-Q, there were 25,268,327 shares outstanding as of November 4, 2009).

      (c) Number of shares as to which such person has:

	Savitr:
      (i)  Sole power to vote or to direct the vote
         -0-

      (ii) Shared power to vote or to direct the vote
         2,664,563

      (iii) Sole power to dispose or to direct the disposition of -0-

      (iv)Shared power to dispose or to direct the disposition of
      	   2,664,563

	Beaver Creek:
      (i)  Sole power to vote or to direct the vote
         -0-

      (ii) Shared power to vote or to direct the vote
         2,664,563

      (iii) Sole power to dispose or to direct the disposition of -0-


      (iv)Shared power to dispose or to direct the disposition of
      	   2,664,563

      BCI:
      (i)  Sole power to vote or to direct the vote
         -0-

      (ii) Shared power to vote or to direct the vote
         2,664,563

      (iii) Sole power to dispose or to direct the disposition of -0-


      (iv)Shared power to dispose or to direct the disposition of
      	   2,664,563

      Mr. Midler
      (i)  Sole power to vote or to direct the vote
         -0-

      (ii) Shared power to vote or to direct the vote
         2,664,563

      (iii) Sole power to dispose or to direct the disposition of -0-


      (iv)Shared power to dispose or to direct the disposition of
      	   2,664,563


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

	This item 5 is not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER
PERSON.

      This item 6 is not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

      This item 7 is not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

	See disclosure of Item 2 hereof.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      This item 9 is not applicable

ITEM 10. CERTIFICATIONS.

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

?By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.?



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Savitr Captital, LLC
March 7, 2011
(Date)


/s/ Andrew Midler
(Signature)


Andrew Midler ? General Partner
(Name/Title)


BEAVER CREEK, LTD.
March 7, 2011
(Date)


/s/ Andrew Midler
(Signature)


Andrew Midler ? General Partner
(Name/Title)

BEAVER CREEK INTERMEDIATE FUND, LTD.
March 7, 2011
(Date)


/s/ Andrew Midler
(Signature)


Andrew Midler ? General Partner
(Name/Title)

ANDREW MIDLER
March 7, 2011
(Date)


/s/ Andrew Midler
(Signature)


Andrew Midler ? General Partner
(Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)